As filed with the Securities and Exchange Commission on December 31, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

Western Asset Inflation-Linked Income Fund

(Name of Subject Company (issuer))

Western Asset Inflation-Linked Income Fund

(Name of Filing Person (offeror))

Common Shares

No Par Value

(Title of Class of Securities)

95766Q106

(CUSIP Number of Class of Securities)

MARC DE OLIVEIRA

SECRETARY AND CHIEF LEGAL OFFICER

100 FIRST STAMFORD PLACE

STAMFORD, CT 06902

(203) 703-7028

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Bryan Chegwidden, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$79,237,365(a)	$8,645(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for Shares in the offer.
(b)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$8,645	Filing Party:	Western Asset Inflation-Linked Income Fund
Form or Registration No.:	Schedule TO	Date Filed:	November 25, 2020

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

ITEMS 1 THROUGH 9 AND ITEM 11

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) initially filed by Western Asset Inflation-Linked Income Fund, a Massachusetts business trust (the “Fund”), on November 25, 2020 (as amended and supplemented by the Amendment No. 1 to Schedule TO filed on December 4, 2020) relating to the Fund’s offer to purchase for cash up to 20% of its outstanding common shares of beneficial interest (the “Offer”), for cash at a price per share equal to 99% of the Fund’s net asset value per share as of the close of regular trading session on the New York Stock Exchange (“NYSE”) on December 29, 2020 (or if the Offer is extended, on the next trading day after the day to which the Offer is extended), upon the terms and subject to the conditions contained in the Offer to Purchase dated November 25, 2020 and the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement filed on November 25, 2020.

Filed herewith as Exhibits (a)(5)(ii) and (a)(5)(iii) and incorporated by reference are copies of the press releases issued by the Fund dated December 29, 2020 and December 30, 2020, respectively, announcing the preliminary and final results of the Offer.

ITEM 10. FINANCIAL STATEMENTS

(a) The information in the Offer to Purchase in Section 7 (“Selected Financial Information”) is incorporated herein by reference.

(b) Not applicable.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 5:00 p.m., New York City time, on December 28, 2020.

2. 20,871,974 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. Because the Offer was oversubscribed, the Fund purchased a pro rata portion of Shares tendered by each shareholder. Fractions were disregarded.

3. The Shares were repurchased at a price of $13.99, 99% of the Fund’s net asset value per Share as determined as of the close of the regular trading session of the NYSE on December 29, 2020.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated November 25, 2020. (2)

(a)(1)(ii)	Form of Letter of Transmittal. (2)

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (2)

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (2)

(a)(1)(v)	Form of Notice of Withdrawal. (2)

(a)(1)(vi)	Form of Letter to Shareholders. (2)

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Press Release issued on November 24, 2020. (1)

(a)(5)(i)	Press Release issued on December 4, 2020. (3)

(a)(5)(ii)	Press Release issued on December 29, 2020.

(a)(5)(iii)	Press Release issued on December 30, 2020.

EXHIBIT NO.	DESCRIPTION

(b)	None.

(d)	Standstill Agreement dated as of November 23, 2020 by and among the Fund, Legg Mason Partners Fund Advisor, LLC, Western Asset Management Company, LLC and various entities associated with Karpus Investment Management. (2)

(e)	None.

(g)	None.

(h)	None.

(1)	Previously filed on Schedule TO-C via EDGAR on November 24, 2020.
(2)	Previously filed on Schedule TO-I via EDGAR on November 25, 2020.
(3)	Previously filed on Schedule TO-I/A via EDGAR on December 4, 2020.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN ASSET INFLATION-LINKED INCOME FUND

By:	/s/ Jane Trust
Name: Jane Trust
Title: Chief Executive Officer and President

Dated: December 31, 2020

EXHIBIT INDEX

(a)(5)(ii)	Press Release issued on December 29, 2020.

(a)(5)(iii)	Press Release issued on December 30, 2020.

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